

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2025

Mary Meixelsperger
Chief Financial Officer
Valvoline, Inc.
100 Valvoline Way Suite 100
Lexington, KY 40509

> **Re: Valvoline, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2024**
> **Filed November 22, 2024**
> **File No. 001-37884**

Dear Mary Meixelsperger:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation